Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

(in millions)	2016		2015		2014		2013		2012
Income before income taxes	$4,460		$4,602		$4,395		$3,973		$3,470
Less: Net income (loss) attributable to noncontrolling interests(1)	(2)		7		(30)		19		(18)
Pre-tax income attributable to BlackRock, Inc.	4,462		4,595		4,425		3,954		3,488
Add: Fixed charges	253		261		254		258		261
Distributions of earnings from equity method investees	31		41		57		80		42
Less: (Losses) earnings from equity method investees	113		91		158		158		175
Pre-tax income before fixed charges	$4,633		$4,806		$4,578		$4,134		$3,616
Fixed charges:
Interest expense	$205		$204		$232		$211		$215
Interest expense on uncertain tax positions(2)	3		12		(22)		3		3
Portion of rent representative of interest(3)	45		45		44		44		43
Total fixed charges	$253		$261		$254		$258		$261
Ratio of earnings to fixed charges	18.3	x	18.4	x	18.0	x	16.0	x	13.9	x
(1)	Amount includes redeemable and nonredeemable noncontrolling interests.
(2)	Interest expense on uncertain tax positions has been recorded within income tax expense on the consolidated statements of income.
(3)	The portion of rent representative of interest is calculated as one third of the total rent expense.